September 25, 2020

VIA EDGAR

Attention: Jennifer López

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The9 Limited (CIK No. 0001296774)

Registration Statement on Form F-1 (File No. 333-240331)

Dear Ms. López:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, The9 Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 5:00 p.m., Eastern Time on September 29, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

[Signature page follows]

Very truly yours,

The9 Limited

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer